Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

March 27, 2019

Gregory Dundas

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emaginos, Inc.
Amendment #5 to Registration Statement on Form S-1
File No. 333-228248

Dear Mr. Dundas:

Attached for filing with the Securities and Exchange Commission is Amendment No.5 to the Emaginos, Inc. registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated March 26, 2019 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

Interest of Named Experts

1.	The Staff’s comment is noted and the disclosure has been amended and appears on page 23 of the prospectus.

Consent of Independent Registered Public Accounting Firm

2.	The Staff’s comment is noted and the disclosure amended so that the consent refers to the current date of the audit report.

Sincerely.

Lee W. Cassidy, Esq.